November 30, 2021

VIA EDGAR

Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Babette Cooper, Wilson Lee, Austin Wood and Erin E. Martin

Re:	Yellowstone Acquisition Co., Preliminary Proxy Statement on Schedule 14A, Filed October 22, 2021, File No. 001-39648

Ladies and Gentlemen:

On behalf of Yellowstone Acquisition Co. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement has been revised to reflect the Company’s responses to the comment letter to the Proxy Statement received on November 19, 2021 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission, and to reflect certain other changes.

To assist your review, we have retyped the text of the Staff’s comments in bold below. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the revised Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Questions and Answers About the Business Combination and Special Meeting, page 16

1.          We note your disclosure on pages 19, 92, 138, 197 and 201 that your sponsor, initial stockholders, and directors and officers have agreed to waive their liquidation rights as well as redemption rights with respect to their shares held in Yellowstone. Please revise your disclosure to provide a description of any consideration given in exchange for this agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 19, 39, 64, 96, 116, 144, 200, and 205 of the Proxy Statement.

Securities and Exchange Commission
November 30, 2021

Do any of YAC's directors or officers or the Sponsor have interests that may conflict with the interests of YAC's stockholders . . . , page 19

2.          Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if public Yellowstone shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 64 of the Proxy Statement.

3.          Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 64 of the Proxy Statement.

4.          Please revise to explicitly highlight the risk that the sponsor will benefit from the completion of the business combination and may be incentivized to complete the acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidated.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 39 and 116 of the Proxy Statement.

What voting interests will YAC's current stockholders, the Initial YAC Stockholders, BOC YAC investors in a Subsequent PIPE . . . , page 20

5.          Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios that also includes interim redemption levels.

In response to the Staff’s comment, the Company has revised the Disclosure on page 20 of the Proxy Statement as well as pages 47 and 51.

6.          We note that the cover page of your proxy statement indicates that Yellowstone shareholders will have the same equity interest in Sky as represented by their voting interest in the company post-combination. Please include such information in this section and expand to provide similar information with respect to each class of investor in the table.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Proxy Statement.

Securities and Exchange Commission
November 30, 2021

Summary of the Proxy Statement, page 27

7.          Please revise to highlight that in addition to the conflicts disclosed here, the sponsor, officers and directors will be reimbursed for out of pocket expenses related to pursuing an initial business combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 183, 193, 201 and 202 of the Proxy Statement.

8.          Please revise the organizational chart on page 33 to clarify the voting interests held by each entity or class of investor in addition to the respective economic interests. We note that the narrative following the chart indicates that the chart represents scenarios where there is no redemption of Class A common stock and maximum redemption of Class A common stock, however, the chart itself appears to only depict the scenario of no redemptions. Please revise or advise.

The Company acknowledges the Staff’s comment and advises the Staff that the organizational chart and related narrative disclosure has been revised.

Conditions to the Closing of the Business Combination, page 41

9.          We note footnote (1) to the Use of Proceeds table on page 41. Please revise to clarify if the deferred underwriter commission is contingent on the completion of the business combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Proxy Statement.

Risk Factors, page 48

10.          Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks should include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Proxy Statement.

Securities and Exchange Commission
November 30, 2021

11.          We note multiple risk factors relating to shareholder dilution. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Proxy Statement.

Sky's rental income will initially be concentrated within a small number of tenants . . ., , page 52

12.          Please identify the two largest tenants that contributed approximately 80% of your revenues.

The Company acknowledges the Staff’s comments and advises the Staff that additional disclosure describing Sky’s two largest tenants has been added to the Proxy Statement on page 56.

Proposal No. 1 The Business Combination Proposal, page 94

13.          We note your choice of forum provision disclosure on page 106. Please revise this section to make it consistent with your disclosure regarding exclusive forum provisions elsewhere in the proxy statement. In this respect, we note that this discussion does not clarify the applicability of the provision to claims made under the federal securities laws, however, disclosure elsewhere indicates that you will also have a provision that provides for the exclusive federal jurisdiction for claims made pursuant the Securities Act. Please revise for consistency and clarity throughout.

In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Proxy Statement.

14.          On page 118 as well as pages 136, F-13 and F-31 we note the reference to a lead investor that was sold an interest in BOC Yellowstone II LLC. Please provide the identity of this lead investor.

In response to the Staff’s comment, the Company has revised the disclosure on pages 122, 142, 198 and 200 of the Proxy Statement.

15.          We note within your disclosure on pages 119 and 123 you reference projections provided by Sky to Yellowstone. Please disclose these projections and discuss in detail how the projections were considered and used by management and the board in evaluating the transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 131-133 of the Proxy Statement.

Securities and Exchange Commission
November 30, 2021

16.          We note that that the board considered the CBRE study conducted in relation to the Sky Bond Financing and Sky business model in evaluating the transaction. Please revise to briefly summarized the nature of CBRE study.

In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Proxy Statement.

17.          We note your disclosure on page 124 references discussions with multiple financial advisors regarding obtaining a fairness opinion. Please disclose whether Yellowstone retained a financial advisor in connection with this business combination and the level of diligence performed by the financial advisor if one was retained by Yellowstone.

In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Proxy Statement.

18.          We note that you entered into four signed indications of interest, including with Sky. To provide investors with better context to why you ultimately pursued the transaction with Sky, please briefly describe the business of the other three entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Proxy Statement.

Other Information About SHG Corporation, page 146

19.          We note your disclosure at the top of page 164 that the business of SHG is not dependent on one specific tenant and the loss of a tenant would not have a material adverse effect on the business. Please reconcile this statement with the disclosure provided by the risk factor you cross reference in that statement which provides that two current tenants comprise 89% of the revenue of Sky Harbor LLC for 2021 and that the loss of a tenant could have a material adverse effect on the business.

The Company acknowledges the Staff’s comments and advises the Staff that the disclosure on page 169 has been revised in response to the Staff’s comment.

20.          We note your disclosure on page 49 providing that "the terms of the current tenant leases range from three to ten years, with most leases having a five year term." Please revise to disclose the number of currently executed tenant leases that Sky has in place and provide a schedule of lease expirations for your completed hangers. Please also disclose average rent per square foot for your completed hangers.

The Company acknowledges the Staff’s comment and advises the Staff that additional disclosure has been added to page 169 of the Proxy Statement to provide additional information regarding Sky’s leases.

Securities and Exchange Commission
November 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations of Sky, page 167

21.          We note your disclosure on page 172 regarding the results of operations for the six months ended June 30, 2010 and June 30, 2021 as it relates to interest and expenses appears to provide the year-end results. Please revise to provide results for the six months ended or advise.

The Company acknowledges the Staff’s comment and advises the Staff that the disclosure in question has been superseded by disclosure relating to the nine-month period ended September 30, 2021.

SHG Corporation Management After the Business Combination, page 183

22.          We note that page 178 provides that Yellowstone intends to nominate Mr. Bronczek for a director position with SHG following the business combination. Please revise to identify Mr. Bronczek as a director nominee in this section or advise.

Mr. Rozek will now initially serve as the director nominee instead of Mr. Bronczek and the disclosure has been modified to identify Mr. Rozek as the director nominee as set forth on page 187 of the Proxy Statement.

Beneficial Ownership of Securities, page 194

23.          Please disclose the individual(s) that have voting power over the shares held by the entities listed within the beneficial ownership of securities table on page 194.

In response to the Staff’s comment, the voting power over the shares held by BOC Yellowstone LLC is held by Adam Peterson and Alex Rozek, managers of BOC YAC, LLC and this information is indicated in Note 3 to the Beneficial Ownership table. Messrs. Peterson and Rozek are the co-chief executive officers of Boston Omaha Corporation, the parent corporation of BOC YAC LLC. As indicated in Notes 5 through 9 to the Beneficial Ownership table, the share ownership for each of these five entities is based upon information on Schedule 13G filings by each entity. Each of the Schedule 13G filings for these five entities does not disclose the individual with voting power over the securities. In addition, to avoid any potential confusion, Note 1 to the Beneficial Ownership table has been modified to clarify that the mailing address in Note 1 is for BOC YAC LLC and each of Yellowstone’s officers and directors.

Securities and Exchange Commission
November 30, 2021

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 781-719-9803 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Neil H. Aronson

Neil H. Aronson